Exhibit 99.1

NICE Acquires Redkite, Innovative Cloud-based Trade Surveillance Provider, to
Enhance Its NICE Actimize Trading Compliance Solutions

•	Redkite’s expertise in front office trading practices and technology enables rapid deployment with minimal IT investment while providing real-time, intraday surveillance analytics.
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This move supports customers’ initiatives for lowering total cost of ownership and deployment timeframes via direct integration with front-office systems with choice of cloud, on-premise or hybrid deployment.

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The combined solution will leverage unparalleled market expertise in both trading operations and compliance practices to deliver a best-of-breed analytical superset covering equities, fixed income and futures compliance.

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This combination merges NICE Actimize’s tier one on-premise expertise with Redkite’s innovative cloud approach to produce the trade compliance industry’s broadest trade compliance offering that serves financial institutions of all sizes.

Ra’anana, Israel, October 22, 2012, NICE Systems (NASDAQ: NICE) today announced that it has entered into an agreement to acquire Redkite Financial Markets, an emerging provider of real-time, cloud-based institutional trade surveillance solutions. NICE Actimize’s enterprise trading compliance platform, broad library of regulatory coverage modules, market leadership and global tier-one client presence are expected to benefit from the Redkite acquisition, with the addition of Redkite’s innovative, front-office based approach to real-time trade surveillance to the Actimize trading compliance solutions suite.

Leveraging front office trading practices, along with system insight and know-how, allowed Redkite to develop a compliance product that can be rapidly deployed with minimal client IT investment and lowered total cost of ownership, while providing intraday, real-time surveillance analytics. Redkite’s coverage library includes various analytical models including the demands of the European Securities and Markets Authority (ESMA) Directive. It supports different asset classes such as equities, fixed income or futures, among others.

Redkite, with origins in investment banking, has a customer base comprised of global investment banks, broker dealers and futures clearing merchants in a range of tier one and tier two market segments.

The acquisition will advance NICE Actimize’s cloud-based trading compliance offerings, enabling clients to be highly responsive to regulatory challenges and timelines and deploy solutions in a more cost-efficient manner. Financial institutions will now be able to use NICE Actimize solutions whether installed on-premise or delivered in the cloud. These capabilities are important during this time of heightened regulatory reform, when financial services firms require flexibility and the agility to choose between on-premise implementation, on-demand access or a hybrid approach.

Zeevi Bregman, President and CEO of NICE Systems said, “As the market leader in the financial risk management and compliance space, our customers are looking to NICE for solutions that enable them to effectively address the growing importance of compliance and the anticipated wave of regulations. The acquisition of Redkite is an important and strategic addition to our trade surveillance and compliance business. Expanding our solutions portfolio will enable NICE to provide timely and cost effective solutions that address the rapidly evolving regulatory landscape.”

Notes Amir Orad, President and CEO of NICE Actimize, “Utilizing Redkite’s innovative cloud and trade surveillance technology, we can accelerate our clients’ ability to quickly deploy new compliance modules as new regulations appear while lowering total cost of ownership. We believe that our complementary technology offerings will deliver strategic value to tier one and tier two financial institutions alike. The Redkite technology contribution also enhances our ability to analyze intraday trading activity in real time, a requirement that has been increasingly on regulators’ and customers’ agendas.”

Adds Orad, “We welcome Redkite co-founders Justin Amos and John Edge, and the team of compliance and technology savvy professionals, to the NICE family.”

Redkite co-founder Justin Amos said, “We are excited about the future and our alliance with a company such as NICE that understands how to deliver technology globally to the capital markets. NICE Actimize delivers a breadth and strength in financial crime solutions that is second to none, and we are proud that the Redkite service will be part of this team.”

The Redkite team will be introduced to customers in New York at the NICE Actimize 8th Annual Global Client Forum, an exclusive flagship gathering of executive leadership from the world's most prominent financial institutions. Taking place from October 23-24, the NICE Actimize Global Client Forum is an invitation-only event designed to foster collaboration among the world's leading financial institutions.

The Company expects the acquisition to be immaterial to its fourth quarter and full-year 2012 Non-GAAP revenues and Non-GAAP fully diluted earnings per share.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cyber crime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize, @NICE_Actimize or NASDAQ:NICE.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

NICE Actimize Media Contact
Cindy Morgan-Olson, +1 212 851 8842, cindy.morgan-olson@actimize.com

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 7753798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messers Bregman, Orad and Amos, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.